INTEGRA RESOURCES AND MILLENNIAL PRECIOUS METALS ANNOUNCE EQUITY
FINANCINGS OF C$35 MILLION

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO
UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Vancouver, British Columbia and Toronto, Ontario - February 27, 2023 - Integra Resources Corp. ("Integra") (TSX-V: ITR; NYSE American: ITRG) and Millennial Precious Metals Corp. ("Millennial") (TSX-V: MPM, OTCQB: MLPMF) (together, the "Companies") are pleased to announce concurrent equity financings for aggregate gross proceeds of C$35 million, comprised of the Brokered Offering and Non-Brokered Offering (each, as defined below), the net proceeds of which are expected to be used by Integra, following completion of the arm's length definitive agreement dated February 26, 2023 for an at-market merger (the "Arrangement Agreement"), pursuant to which Integra and Millennial have agreed to combine their respective companies (the "Transaction") by way of a court-approved plan of arrangement, to fund an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project, the preparation of a Mineral Resource Estimate and Preliminary Economic Assessment ("PEA") on Millennial's Wildcat and Mountain View Projects, as well as on-going baseline work for additional permitting and exploration at the Companies' respective projects, and for working capital and general corporate purposes. The Companies are pleased to welcome Wheaton Precious Metals Corp. (TSX | NYSE | LSE: WPM) ("Wheaton") as a new cornerstone investor, with Wheaton agreeing to invest an amount equal to up to 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts (as defined below) issuable to Wheaton and pursuant to the Brokered Offering (as defined below)).

Brokered Offering

Integra has entered into an agreement with certain investment banks (collectively, the "Underwriters"), in connection with a bought deal private placement offering of 35,000,000 subscription receipts of Integra (the "Subscription Receipts") at a price of C$0.70 per Subscription Receipt (the "Issue Price") for gross proceeds to Integra of C$24.5 million (the "Brokered Offering"). Integra has also granted the Underwriters an option, exercisable, in whole or in part, for a period of 30 days following the closing of the Brokered Offering, to sell up to an additional 15% of the Subscription Receipts sold under the Brokered Offering at the Issue Price (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total gross proceeds of the Brokered Offering will be C$28.2 million.

Each Subscription Receipt shall represent the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Integra Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Brokered Offering (the "Subscription Receipt Agreement").

The gross proceeds from the sale of the Subscription Receipts will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by TSX Trust Company, as subscription receipt and escrow agent under the Subscription Receipt Agreement. Integra will pay the Underwriters a cash commission and the expenses of the Underwriters incurred in connection with the Brokered Offering.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Brokered Offering will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Brokered Offering, a "Termination Event" includes: (a) an event where the Escrow Release Conditions are not satisfied or waived prior to June 9, 2023 (subject to extensions in limited circumstances); (b) the termination of the Arrangement Agreement in accordance with its terms, or (c) the termination of the binding letter agreement between Integra and Wheaton with respect to the Non-Brokered Offering (as defined below).

The Brokered Offering and the Non-Brokered Offering are currently expected to close on or about  March 16, 2023 and are subject to TSXV and other necessary regulatory approvals. Following completion of the Transaction, the net proceeds from the Brokered Offering and the Non-Brokered Offering are expected to be used to fund an updated resource estimate and Mine Plan of Operations for DeLamar, updated resource estimates and PEAs for Wildcat and Mountain View, permit advancement, and for working capital and general corporate purposes.

The Subscription Receipts will be offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided for under Rule 506(b) and/or Section 4(a)(2) of the U.S. Securities Act; and (c) in jurisdictions outside of Canada and the United States as are agreed to by Integra and the Underwriters on a private placement or equivalent basis.

The securities being offered pursuant to the Brokered Offering and the Non-Brokered Offering have not been, nor will they be, registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Non-Brokered Offering

Pursuant to a binding letter agreement, Wheaton has agreed to purchase the lesser of: (a) C$15 million of Subscription Receipts at the Issue Price; (b) such number of Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Integra Shares (following the completion of the proposed Transaction and the conversion of the Subscription Receipts issuable to Wheaton and pursuant to the Brokered Offering); and (c) 30% of the combined Subscription Receipts to be issued to Wheaton and investors in the Brokered Offering (the "Non-Brokered Offering"). The Non-Brokered Offering is expected to close concurrently with the Brokered Offering and is subject to TSXV and other necessary regulatory approvals, and execution of definitive agreements. No fee or commission shall be payable on the sale of Subscription Receipts to Wheaton pursuant to the Non-Brokered Offering.

Pursuant to the terms of the Non-Brokered Offering, and upon completion of the Transaction, Wheaton will receive a corporate wide right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties that Integra or its affiliates: (a) currently hold; (b) acquire in connection with the Transaction; and (c) acquire in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects currently held by Integra and Millennial. Integra will also grant to Wheaton the right to participate in future equity offerings so that it can maintain at least its pro rata ownership at the time of any such offering, up to a maximum of 9.9% of the Integra Shares (provided Wheaton holds at least 5.0% of the outstanding equity at the time of such offering).

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the closing of the Transaction, including receipt of all necessary court, shareholder and regulatory approvals, and the timing thereof; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; information concerning the anticipated sale and distribution of Subscription Receipts pursuant to the Brokered Offering and the Non-Brokered Offering; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the ability to satisfy the Escrow Release Conditions, the anticipated benefits and impacts of the Brokered Offering and Non-Brokered Offering; the preparation of an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project; the preparation of the Wildcat and Mountain View PEA; the Consolidation; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the successful completion of the Transaction (including receipt of all regulatory approvals, shareholder and third-party consents), the Brokered Offering and the Non-Brokered Offering, the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to the Transaction, including, but not limited to, the ability to obtain necessary approvals in respect of the Transaction and to consummate the Transaction; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021 and Integra's Form 40-F annual report for the fiscal year ended December 31, 2021, and Millennial's annual information form dated May 11, 2022 for the fiscal year ended December 31, 2021.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.